1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date 28 August, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

This announcement is made pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of Aluminum Corporation of China Limited* (the "Company") dated 16 June 2015 in relation to the completion of the non-public issuance of A shares by the Company. In light of the completion of the non-public issuance, the board of directors of the Company (the "Board") proposed to amend the articles with respect to the issuance of shares and the registered capital in the Articles of Association of Aluminum Corporation of China Limited* (the "Articles of Association"), and reviewed and revised the relevant articles in the Articles of Association according to the Company's actual circumstances and latest changes in domestic and overseas laws and regulations.

The Board considered that the amendments to the Articles of Association were in the interests of the Company and shareholders.

The proposed amendments to the Articles of Association shall be subject to the consideration and approval of shareholders of the Company at the general meeting of the Company by way of special resolution before coming into effect. The Company will dispatch the circular containing, among other things, the details of the proposed amendments to the Articles of Association to shareholders as soon as practicable.

Details of the proposed amendments to the Articles of Association are set out as follows:

	Original Article	Revised Article
Article 1

Aluminum Corporation of China Limited (the "Company") is a joint stock limited company established in accordance with the Company Law of the People's Republic of China (the "Company Law"), the Special Regulations of the State Council for the Share Offerings and Listings Overseas of Joint Stock Limited Companies (the "Special Regulations"), other relevant State laws and administrative regulations.

Aluminum Corporation of China Limited (the "Company") is a joint stock limited company established in accordance with the Company Law of the People's Republic of China (the "Company Law"), the Special Regulations of the State Council for the Share Offerings and Listings Overseas of Joint Stock Limited Companies (the "Special Regulations"), other relevant State laws and administrative regulations.

Following approval by the State Economic and Trade Commission by virtue of the GJMQG [2001] No. 818, the Company was registered with the State Administration for Industry and Commerce (the "SAIC") on September 10, 2001, and obtained a business license of an enterprise with legal personality. The registration number of the Company's business license of an enterprise with legal personality is 1000001003573(2-1).

Following approval by the State Economic and Trade Commission by virtue of the GJMQG [2001] No. 818, the Company was registered with the State Administration for Industry and Commerce (the "SAIC") on September 10, 2001, and obtained a business license of an enterprise with legal personality. The registration number of the Company's business license of an enterprise with legal personality is 100000000035734.

	The Company's sponsors include Aluminum Corporation of China, Guangxi Investment Group Co., Ltd., Guizhou Materials Development and Investment Co., Ltd.	The Company's sponsors include Aluminum Corporation of China, Guangxi Investment Group Co., Ltd., Guizhou Materials Development and Investment Co., Ltd.

Article 3	The Company's domicile: No. 62, North Xizhimen Street, Beijing,	The Company's domicile: No. 62, North Xizhimen Street, Beijing,
	China Postal code: 100082	China Postal code: 100082
	Tel: (010)82298080	Tel: (010)82298322
	Fax:(010)82298081	Fax:(010)82298158

Article 7	The Original Articles of Association have entered into effect on the date that the Company is registered.	These Articles of Association shall enter into effect if they are approved by the special resolutions at the Shareholders' General Meeting of the Company.

These Articles of Association shall enter into effect if they are approved by the special resolutions at the Shareholders' General Meeting of the Company and approved by the approving department authorized by the State Council. After the Company's Articles of Association have entered into effect, the Company's Original Articles of Association shall be replaced.

Article 21

The Company publicly issued 2,749,889,968 shares of overseas listed foreign investment shares (H shares) after the establishment of the Company, in which, there are 2,499,900,153 shares of new shares and 249,989,815 shares of stock shares sold by part of shareholders.

The Company publicly issued 2,749,889,968 shares of overseas listed foreign investment shares (H shares) after the establishment of the Company, in which, there are 2,499,900,153 shares of new shares and 249,989,815 shares of stock shares sold by part of shareholders.

After completion of the aforementioned issues of H shares, the Company has total share capital of 10,499,900,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 73.81 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 44.35 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.87 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.23 percent of the Company's total shares; China Cinda Asset Management Corporation holds 1,610,332,210 shares, accounting for 15.43 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.73 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.29 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 2,749,889,968 shares, accounting for 26.19 percent of the Company's total shares.

After completion of the aforementioned issues of H shares, the Company has total share capital of 10,499,900,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 73.81 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 44.35 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.87 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.23 percent of the Company's total shares; China Cinda Asset Management Corporation holds 1,610,332,210 shares, accounting for 15.43 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.73 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.29 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 2,749,889,968 shares, accounting for 26.19 percent of the Company's total shares.

Following approval by the approval authority authorized by the State Council, the Company issued additional 549,976,000 shares of overseas listed foreign investment shares (H shares) in 2004.	Following approval by the approval authority authorized by the State Council, the Company issued additional 549,976,000 shares of overseas listed foreign investment shares (H shares) in 2004.

After completion of the aforementioned issues of H shares, the Company has total share capital of 11,049,876,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 70.13 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 42.14 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.78 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.17 percent of the Company's total shares; China Cinda Asset Management Corporation holds 1,610,332,210 shares, accounting for 14.57 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.45 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.02 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,299,865,968 shares, accounting for 29.87 percent of the Company's total shares.

After completion of the aforementioned issues of H shares, the Company has total share capital of 11,049,876,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 70.13 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 42.14 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.78 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.17 percent of the Company's total shares; China Cinda Asset Management Corporation holds 1,610,332,210 shares, accounting for 14.57 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.45 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.02 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,299,865,968 shares, accounting for 29.87 percent of the Company's total shares.

Following the approval of the State Council, China Construction Bank Corporation has recovered the Company's 6.42% shares managed by China Cinda Asset Management Corporation and held the shares by itself in 2005, thus becoming the Company's shareholder. The Company's total number of shares has not been changed, but the number of shares held by China Cinda Asset Management Corporation is reduced accordingly.

Following the approval of the State Council, China Construction Bank Corporation has recovered the Company's 6.42% shares managed by China Cinda Asset Management Corporation and held the shares by itself in 2005, thus becoming the Company's shareholder. The Company's total number of shares has not been changed, but the number of shares held by China Cinda Asset Management Corporation is reduced accordingly.

After completion of the aforementioned shareholder change, the Company has total share capital of 11,049,876,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 70.13 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 42.14 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.78 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.17 percent of the Company's total shares; China Cinda Asset Management Corporation holds 900,559,074 shares, accounting for 8.15 percent of the Company's total shares; China Construction Bank Corporation holds 709,773,136 shares, accounting for 6.42 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.45 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.02 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,299,865,968 shares, accounting for 29.87 percent of the Company's total shares.

After completion of the aforementioned shareholder change, the Company has total share capital of 11,049,876,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 70.13 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 42.14 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.78 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.17 percent of the Company's total shares; China Cinda Asset Management Corporation holds 900,559,074 shares, accounting for 8.15 percent of the Company's total shares; China Construction Bank Corporation holds 709,773,136 shares, accounting for 6.42 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.45 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.02 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,299,865,968 shares, accounting for 29.87 percent of the Company's total shares.

Following approval by the approval authority authorized by the State Council, the Company issued additional 644,100,000 shares of overseas listed foreign investment shares (H shares) in 2006, in which, there are 600,000,000 shares of new shares and 44,100,000 shares of stock shares sold by part of shareholders.

Following approval by the approval authority authorized by the State Council, the Company issued additional 644,100,000 shares of overseas listed foreign investment shares (H shares) in 2006, in which, there are 600,000,000 shares of new shares and 44,100,000 shares of stock shares sold by part of shareholders.

After completion of the aforementioned issues of H shares, the Company has total share capital of 11,649,876,153 shares. The composition of the share capital is as follows: there are 7,705,910,185 domestic shares, accounting for 66.15 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,612,161,060 shares, accounting for 39.59 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.69 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.11 percent of the Company's total shares; China Cinda Asset Management Corporation holds 900,559,074 shares, accounting for 7.73 percent of the Company's total shares; China Construction Bank Corporation holds 709,773,136 shares, accounting for 6.09 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.17 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 4.76 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,943,965,968 shares, accounting for 33.85 percent of the Company's total shares.

After completion of the aforementioned issues of H shares, the Company has total share capital of 11,649,876,153 shares. The composition of the share capital is as follows: there are 7,705,910,185 domestic shares, accounting for 66.15 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,612,161,060 shares, accounting for 39.59 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.69 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.11 percent of the Company's total shares; China Cinda Asset Management Corporation holds 900,559,074 shares, accounting for 7.73 percent of the Company's total shares; China Construction Bank Corporation holds 709,773,136 shares, accounting for 6.09 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.17 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 4.76 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,943,965,968 shares, accounting for 33.85 percent of the Company's total shares.

Following the approval of the special resolution by the Shareholders' General Meeting of the Company and following the approval by the approval authority authorized by the State Council, the Company issued 1,236,731,739 A shares and 637,880,000 shares in 2007.

Following the approval of the special resolution by the Shareholders' General Meeting of the Company and following the approval by the approval authority authorized by the State Council, the Company issued 1,236,731,739 A shares and 637,880,000 shares in 2007.

The current composition of the share capital is as follows: there are 13,524,487,892 ordinary shares, in which, the holders of A shares hold 9,580,521,924 shares, accounting for 70.84 percent of the Company's total ordinary shares; the holders of overseas listed foreign investment shares hold 3,943,965,968 shares, accounting for 29.16 percent of the Company's total ordinary shares.

Upon the issuance, the composition of the Company's share capital is as follows: there are 13,524,487,892 ordinary shares, in which, the holders of A shares hold 9,580,521,924 shares, accounting for 70.84 percent of the Company's total ordinary shares; the holders of overseas listed foreign investment shares hold 3,943,965,968 shares, accounting for 29.16 percent of the Company's total ordinary shares.

Following the approval of the special resolution by the Shareholders' General Meeting of the Company and following the approval by the approval authority authorized by the State Council, the Company issued additional 1,379,310,344 A shares by way of non-public issuance in June 2015.

Upon the completion of the additional issuance, the composition of the Company's current share capital is as follows: there are 14,903,798,236 ordinary shares, in which, the holders of A shares hold 10,959,832,268 shares, accounting for 73.54 percent of the Company's total ordinary shares; the holders of overseas listed foreign investment shares hold 3,943,965,968 shares, accounting for 26.46 percent of the Company's total ordinary shares.

Article 24	The registered capital of the Company is RMB13,524,487,892 Yuan.	The registered capital of the Company is RMB14,903,798,236 Yuan.

Article 31

If the Company is to buy back shares by agreement outside a stock exchange, prior approval shall be obtained from the Shareholders' General Meeting in accordance with these Articles of Association. Upon prior approval by the Shareholders' General Meeting obtained in the same manner, the Company may terminate or vary a contract concluded in the manner set forth above or waive any of its rights under such contract.

If the Company is to buy back shares by agreement outside a stock exchange, prior approval shall be obtained from the Shareholders' General Meeting in accordance with these Articles of Association. Upon prior approval by the Shareholders' General Meeting obtained in the same manner, the Company may terminate or vary a contract concluded in the manner set forth above or waive any of its rights under such contract.

For the purposes of the preceding paragraph, "contracts for the buyback of shares" shall include (but not be limited to) agreements whereby buyback obligations are undertaken and buyback rights are acquired.

For the purposes of the preceding paragraph, "contracts for the buyback of shares" shall include (but not be limited to) agreements whereby buyback obligations are undertaken and buyback rights are acquired.

	The Company may not transfer a contract for the buyback of its own shares or any of its rights thereunder.	The Company may not transfer a contract for the buyback of its own shares or any of its rights thereunder.

With respect to redeemable shares which the Company has the right to buy back, if the buyback is to be made in a manner other than through the market or by tender, the buyback price must be limited to a maximum price; if the buyback is to be made by tender, tenders shall be available to all shareholders alike under same conditions.

Article 48

When the Company is to convene a Shareholders' General Meeting, to distribute dividends, to be liquidated or to carry out other acts requiring confirmation of equity interests, the Board of Directors or the convener of the Shareholders' General Meeting shall decide upon a date as the date of record. Shareholders whose names appear on the register at closing on the date of record shall be the shareholders entitled to the relevant rights and interests.

When the Company is to convene a Shareholders' General Meeting, to distribute dividends, to be liquidated or to carry out other acts requiring confirmation of equity interests, the Board of Directors or the convener of the Shareholders' General Meeting shall decide upon a date as the record date. Shareholders whose names appear on the register at closing on the record date shall be the shareholders entitled to the relevant rights and interests.

Article 102

The Company shall establish a Board of Directors. The Board of Directors shall be composed of 9 directors. The outside directors (herein meaning those directors who do not hold office in the Company) shall represent not less than 50 percent of the members of the Board of Directors, of which at least 3 directors shall be independent directors (herein meaning those directors who are independent to the shareholders and do not hold office in the Company).

The Company shall establish a Board of Directors. The Board of Directors shall be composed of 9 directors. The outside directors (herein meaning those directors who do not hold office in the Company) shall represent not less than 50 percent of the members of the Board of Directors, of which at least 3 directors shall be independent directors (herein meaning those directors who are independent to the shareholders and do not hold office in the Company).

	The Board of Directors shall include one chairman and one vice chairman.	The Board of Directors shall include one chairman and one vice chairman.

As needed, under the Board of Directors there shall be such special committees as a Development and Planning Committee, an Audit Committee, a Remuneration and Consummation Committee and other special committees. The Audit Committee shall be composed entirely of independent directors, of whom at least one shall be a financial or accounting professional. The Remuneration and Consummation Committee shall consist of a majority of independent directors.

As needed, under the Board of Directors there shall be such special committees as a Development and Planning Committee, an Audit Committee, a Remuneration Committee, a Nomination Committee and an Occupational Health and Safety and Environment Committee. The Audit Committee shall be composed entirely of independent directors, of whom at least one shall be a financial or accounting professional. The Remuneration Committee and the Nomination Committee shall consist of a majority of independent directors.

Article 202

The Company shall appoint receiving agents for holders of overseas listed foreign investment shares to collect on behalf of the relevant shareholders the dividends distributed and other moneys payable in respect of overseas listed foreign investment shares.

The Company shall appoint receiving agents for holders of overseas listed foreign investment shares to collect on behalf of the relevant shareholders the dividends distributed and other moneys payable in respect of overseas listed foreign investment shares.

	The receiving agents appointed by the Company shall meet the requirements of the laws of the place, or the relevant regulations of the stock exchange, where shares are listed.	The receiving agents appointed by the Company shall meet the requirements of the laws of the place, or the relevant regulations of the stock exchange, where shares are listed.

The receiving agents appointed by the Company for the holders of overseas listed foreign investment shares listed on the SEHK shall be trust companies registered under the Trustee Ordinance of Hong Kong.

The receiving agents appointed by the Company for the holders of overseas listed foreign investment shares listed on the SEHK shall be trust companies registered under the Trustee Ordinance of Hong Kong.

Under the premise of obeying the laws of China, the Company has the right to forfeit the unclaimed dividends, subject to the expiry of the applicable relevant limitation period.

The Company shall have the right to cease sending dividend warrants to holders of overseas listed foreign investment shares by post, but such right shall only be exercised until the dividend warrants have been left uncashed on two consecutive occasions. However, such power may be exercised after the first occasion on which such a warrant is returned undelivered.

The Company shall have the right to sell the shares of untraceable shareholders of overseas listed foreign investment shares in the manner as the Board of Directors thinks appropriate, subject to compliance with the following conditions:

(1)	during a period of 12 years at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed;

(2)

on expiry of the 12 years the Company gives notice of its intention to sell the shares by way of advertisements published in one or more newspapers in the place of listing of the Company and notifies the securities regulatory authority where the Company's shares are listed of such intention.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
27 August 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary